COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

December 4, 2013

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers MLP & Energy Opportunity Fund, Inc.
File Numbers: 333-189934; 811-22867

Ladies and Gentlemen:

On behalf of Cohen & Steers MLP & Energy Opportunity Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2013 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. References to page numbers herein refer to page numbers in the Amendment.

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Mr. Theodore Franzese, Esq., Associate General Counsel of Cohen & Steers Capital Management, Inc., by John Grzeskiewicz of the Staff in a letter dated August 8, 2013. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectuses (the “Prospectus”) or statement of additional information (the “SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

PROSPECTUSES – CLASS A & C SHARES

Investment Objective, page 1

1.	Staff Comment: Since “income” is part of the Fund’s name, income must be the principal objective of the Fund. Please revise the investment objective accordingly. Also, is “price appreciation” the same as “capital appreciation”? If so, why is “price appreciation” used rather than the more commonly used term, “capital appreciation”?

Response: The Fund respectfully submits that it has changed its name to remove the word income. The Fund has changed its name from “Cohen & Steers MLP Income and Energy Fund, Inc.” to “Cohen & Steers MLP & Energy Opportunity Fund, Inc.” The Fund’s investment objective is as follows: “The investment objective of Cohen & Steers MLP & Energy Opportunity Fund, Inc. (the Fund) is to provide attractive total return, comprised of current income and price appreciation.” Also, the Fund respectfully submits that the term “price appreciation” is not the same as the term “capital appreciation.” The Fund is using the term “price appreciation” to refer to an increase in the actual price of the Fund’s shares due to the increase in price of the underlying securities while the Fund uses the term “capital appreciation” to describe an overall rise in total asset value or the aggregate increase of all underlying securities whether attributable to price appreciation of underlying securities or otherwise.

Fund Fees and Expenses of the Fund, page 1

2.	Staff Comment: Why is there no line in the fee table for “Acquired Fund Fees and Expenses”? The Fund may invest in ETFs and open-end and closed-end investment companies. In addition, how are the fees and expenses of the Fund’s wholly-owned Cayman Islands subsidiary (the “Subsidiary”) accounted for?

Response: The Fund respectfully submits that the line item “Acquired Fund Fees and Expenses” is not included because the Fund does not anticipate acquired fund fees and expenses to exceed 0.01% of the average net assets of the Fund. The Fund’s prospectus has been updated to reflect that the Fund has no current intention of having a wholly-owned Subsidiary, but may form a wholly owned Subsidiary in the future, if the Fund believes the use of the Subsidiary would be consistent with applicable tax diversification rules, including the rules in the Code and Treasury Regulations on the application of the tax diversification test in the context of a controlled group of which a RIC is a member. If a wholly-owned Subsidiary were subsequently formed, the Fund currently expects that the Subsidiary would be formed in Maryland as a Corporation taxable as a C-Corporation for United Stated federal income tax purposes. The Fund currently expects that the Subsidiary’s fees and expenses would be consolidated with the Fund’s fees and expenses.

3.	Staff Comment: If “Other Expenses” are further subdivided into more subcaptions (but no more than three), add another line for “Total Other Expenses”. See Item 3.3(c)(iii) of Form N-1A.

Response: The Fund confirms that “Other Expenses” are not expected to be further subdivided into more subcaptions because, if the Fund subsequently decides to form a Subsidiary, the Fund currently expects that the Subsidiary’s expenses would be consolidated with the Fund’s fees and expenses.

4.	Staff Comment: There is a line for “Fee Waiver/Expense Reimbursement” but no accompanying footnote describing such an agreement as required by Item 3.3(e) of Form N-1A. Please add the footnote. In your letter responding to these comments, please confirm that any exclusion from the fee waiver/expense reimbursement agreement does not include the Subsidiary expenses. Also, please note the footnote should include all such exclusions. In addition, in the footnote please disclose whether the adviser may recoup amounts waived.

Response: A footnote 2 has been added to the fee table to describe the fee waiver and to reflect expenses that are excluded from the waiver. In addition, the Fund confirms that while the Fund has no current intention of having a Subsidiary, if a Subsidiary is subsequently formed the Fund currently expects that there would be no exclusion for expenses relating to the Subsidiary, except with respect to taxes. We also confirm that the adviser will not be able to recoup amounts waived in future years.

5.	Staff Comment: Since the Fund is new, only the 1- and 3-year period portions of the Example need to be complete. Delete the 5- and 10-year columns.

Response: The 5- and 10-year columns have been deleted from the Example.

Principal Investment Strategies, page 2

6.	Staff Comment: Since “income” is in the Fund’s name, briefly explain in the first paragraph of this section how the MLPs in which the Fund invests generate income.

Response: The Fund respectfully submits that it has changed its name to remove “income” from the name of the Fund.

7.	Staff Comment: Add an explanation of what is meant by an “energy related” MLP.

Response: The Fund has revised its disclosure to add the following: “MLPs are considered to be “energy related” if they own energy infrastructure in the U.S., such as assets related to exploration, development, mining, production, processing, refining, storage, gathering, processing, distribution, marketing, and transportation (including pipelines) of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxide.”

8.	Staff Comment: Is the list of investments enumerated in item (ii), the definition of “Related Companies” that was promised in the second sentence of this section? If so, clarify the disclosure accordingly or, if not, please define “Related Companies”.

Response: The Fund has a policy to invest at least 80% of its assets in “MLPs and Related Companies.” The definition referred to in the second sentence is the definition of “MLPs and Related Companies” as a single category. The list of investments enumerated in item (ii) is one set of investments that counts towards the Fund’s 80% investment policy. The Fund believes that it is unlikely that a separate definition for the term “Related Companies” will meaningfully enhance shareholder understanding of the Fund’s investment strategy and related risks.

9.	Staff Comment: Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response: The Fund has reviewed its derivatives disclosure in light of the letter referenced above and believes its disclosure is consistent with the observations therein.

10.	Staff Comment: Please explain in your response letter whether derivatives listed in item (v) will be included in the calculation of the 80% investment policy and, if so, how these derivative investments will be valued for the purpose of calculating the 80%. Please also confirm to us that the notional value of any of the instruments and investments enumerated in item (v) will not be used for this calculation.

Response: The Fund respectfully submits that the derivatives listed in item (v) will be included in the calculation of the 80% investment policy, although the Fund currently expects that, under normal circumstances, it will be able to satisfy the 80% investment minimum without reference to its investment in derivatives. Depending on the derivatives used, the mark-to-market or notional value will be used in calculation of the value of Fund assets that count toward the 80% minimum investment.

11.	Staff Comment: With respect to the Fund’s investment in the Subsidiary:

Response: As explained above, the Fund does not currently intend to have a Subsidiary at inception and the responses below reflect the actions that the Fund currently expects would be taken if a Subsidiary is subsequently formed.

(a) Please discuss, in your written response to these comments, whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Sections 15(a) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund currently expects that the Subsidiary would enter into an investment advisory agreement with the Fund’s adviser pursuant to the requirements of Section 15(a) of the 1940 Act.

(b)	Please confirm in your response that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of its board of directors.

Response: The Fund currently expects that the Subsidiary’s board would consist of two professional directors who are independent of the Fund’s adviser, and one employee of the Fund’s adviser. The Fund currently expects that, if utilized, at all times following commencement of the Subsidiary’s operations, the Fund would own 100% of the Subsidiary and, in its capacity as sole shareholder, would have the authority to remove and appoint the directors to the Subsidiary’s board.

(c)	Please confirm that the Subsidiary’s board of directors will be signatories to the Fund’s registration statement and any subsequent pre-effective and post-effective amendments.

Response: The Fund would seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

(d)	Please confirm that the Subsidiary’s financial statements will be audited and filed with a regulatory body such as the Securities and Exchange Commission.

Response: The Fund currently expects that the Fund would utilize the Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (pub. avail. April 29, 2008) (the “Fidelity Letter”). The Fund currently expects that, consistent with the Fidelity Letter, the Subsidiary’s financial statements would be consolidated with and into the Fund’s financial statements, which are audited by a registered public accounting firm and filed with the SEC in accordance with federal securities laws.

(e)	Please confirm that the Subsidiary will meet all the requirements of the 1940 Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with Section 8 of the 1940 Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, and with the 1940 Act requirements concerning pricing and accounting.

Response: For purposes of monitoring compliance with the 1940 Act (including Sections 8, 17 and 18) and the Fund’s investment restrictions, the Fund currently expects that the Fund would consider the assets of the Subsidiary to be assets of the Fund.

(f)	Please confirm the Subsidiary will have the same custodian and the same independent accountant as the Fund.

Response: The Fund currently expects that the Subsidiary would have the same custodian and independent accountant as the Fund.

(g)	Please discuss in your response whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

Response: The Fund currently expects that the Fund’s adviser would not be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

(h)	Please provide an analysis of whether the investment in the Subsidiary is considered a liquid investment.

Response: The Fund currently expects that the Subsidiary would be wholly-owned and controlled by the Fund, and the Fund would consider assets of the Subsidiary to be assets of the Fund for purposes of monitoring compliance with the 1940 Act and the Fund’s investment restrictions, including restrictions on illiquid investments. Please also note that the Fund would have the right to redeem from the Subsidiary on a daily basis.

(i)	Please discuss whether the transactions between the Subsidiary and the Fund implicate Section 17(d) of the 1940 Act.

Response: The Fund does not believe transactions between the Subsidiary and the Fund would implicate Section 17(d) of the 1940 Act in light of Rule 17d-1(d)(5), which exempts transactions between the Fund and a “portfolio affiliate” of the Fund from the requirements of Section 17(d), provided that certain parties related to the Fund do not have a “financial interest” in such transactions. Because the Fund currently expects that the Subsidiary would be wholly owned and controlled by the Fund, and would not otherwise be affiliated with the Fund, the Fund currently expects that it would consider the Subsidiary to be a portfolio affiliate (as that term is used in Rule 17d-1(d)(5)). In addition, the Fund currently expects that neither the Fund’s adviser nor other parties specified in the rule would have a financial interest (as that term is defined in Rule 17d-1(d)(5)) in transactions between the Fund and the Subsidiary.

(k) Have the Subsidiary and its board of directors agreed to service of process within the United States?

Response: The Fund currently expects that the Subsidiary, which expected to be a Maryland corporation, would be subject to service of process within the United States. The Fund would seek to have the directors of the Subsidiary agree to service of process within the United States if and to the extent required at the time under applicable law.

12.	Staff Comment: Delete the last paragraph concerning the risks of non-diversification from the “Principal Investment Strategies” section since those risks are described in the “Principal Risks” section.

Response: The requested deletion has been made.

Principal Risks, page 2-6

13.	Staff Comment: MLP Subordinated Units — In the “Principal Investment Strategies” section briefly describe what MLO Subordinated Units are and how they fit in the Fund’s overall investment strategy.

Response: The Fund has revised its disclosure as follows: “MLP subordinated units are MLP units that are subordinate in the capital structure to common units. The Fund will typically purchase MLP subordinated units through negotiated transactions directly with affiliates of MLPs and institutional holders of such units or will purchase newly-issued subordinated units directly from MLPs. Holders of MLP subordinated units are typically entitled to receive minimum quarterly distributions (“MQDs”) after payments to holders of common units have been satisfied and prior to incentive distributions to the general partner or managing member. MLP subordinated units do not typically provide arrearage rights.”

14.	Staff Comment: MLP Affiliates and MLP I- Shares — In the “Principal Investment Strategies” section briefly describe what these are and how they fit in the Fund’s overall investment strategy. Are these “Related Companies”?

Response: The Fund has revised its disclosure as follows: “MLP Affiliates are Related Companies that are affiliates of MLPs that issue equity securities that can include securities issued by the general partners or managing members of MLPs. Many issuers of such equity securities are treated as C corporations for U.S. federal income tax purposes and therefore will have different tax characteristics than equity securities of MLPs. MLP I- Shares are securities issued by MLP Affiliates that use the proceeds from the sale of MLP I-Shares to purchase limited partnership interests in the MLP in the form of MLP i-units.”

15.	Staff Comment: Debt Securities — In the “Principal Investment Strategies” section disclose the extent to which the Fund may invest in debt securities and whether there are any limits as to maturity and credit ratings. Clarify as to whether the Fund may invest in “junk bonds” and whether exchange-traded notes are treated as debt securities.

Response: The Fund has added the following disclosure to its Principal Investment Strategy Section:

Debt securities issued by MLPs may include those rated below investment grade (below Baa3 or BBB-) by Moody’s, S&P, Fitch or an equivalent rating by a NRSRO or that are unrated but judged to be below investment grade by the Advisor at the time of purchase. Such securities are commonly known as “high yield bonds” or “junk bonds.” The Fund may invest in debt securities without regard to their maturity or credit rating.

The Fund has also revised its “ETNs” disclosure in the “Principal Risks” section to read as follows (new language is underlined):

An ETN is typically an unsecured, unsubordinated debt security issued by a sponsoring institution, which may include a government entity, financial institution or corporation. ETNs are subject to the credit risk of the sponsoring institution as well as market risk. ETNs that track the performance of MLPs or MLP indices are also subject to the risks applicable to investments in MLPs.

16.	Staff Comment: Tax Risks, page 10 — In your response letter, please explain the Fund’s basis for believing that its investment in the Subsidiary would constitute “qualifying income” under Subchapter M of the Internal Revenue Code and that the Fund would qualify as a “registered investment company” under Subchapter M. Does the fund intend to rely upon opinion of counsel? Briefly describe the tax consequences to the Fund and its shareholders if the Fund does not qualify as a “registered investment company.”

Response: As explained above, the Fund no longer intends to invest in a Subsidiary at inception, although it may do so in the future. The Fund expects that, if a Subsidiary were subsequently formed, the Fund would describe the tax consequences to the Fund and its shareholders if the Fund were not to qualify as a “registered investment company.” If the Fund were subsequently to form a Subsidiary, the Fund currently expects that the Subsidiary would be formed as a Maryland corporation taxable as a C corporation for United States federal income tax purposes. Any dividends from the Subsidiary to the Fund would constitute “qualifying income” to the Fund for purposes of qualifying as a regulated investment company. Unlike an investment in a controlled foreign corporation, a subsidiary organized as a taxable Maryland corporation is not required to make a distribution to the Fund. No opinion of counsel will be obtained with respect to distributions from the Subsidiary.

Who Should Invest? Page 7

17.	Staff Comment: Please confirm to the staff that this section is not part of the Summary Prospectus.

Response: The Fund confirms that the “Who Should Invest?” section is not part of the Summary Prospectus.

INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Principal Investment Strategies, page 8

18.	Staff Comment: Please add further details in the disclosure about the Subsidiary, such as name, address, date and place of incorporation, tax and regulatory status, and whether there will be any other shareholders besides the Fund.

Response: As explained above, the Fund does not currently expect to have a Subsidiary at inception. If a Subsidiary is subsequently formed, the Fund currently expects that it would add further details about the Subsidiary to the prospectus.

Dividends and Distributions, page 39

19.	Staff Comment: Please confirm in your response letter that the Fund’s distributions to shareholders will not include any return of capital.

Response: The Fund expects that a substantial portion of its distributions to shareholders will constitute a return of capital. This is because most of the distributions received from underlying investments in MLP securities are expected to be characterized as a return of capital for federal income tax purposes.

PROSPECTUS FOR CLASS I

20.	Staff Comment: Same comments apply here as in the Prospectus for Classes A and C.

Response: The responses as set forth above will apply to both the Prospectus for Classes A and C, and the Prospectus for Class I.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies, pages 3 to 38

21.	Staff Comment: Some investments described here are not mentioned in the Fund’s two prospectuses. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectuses.

Response: The Fund respectfully submits that the Fund believes that in its prospectuses it has described how the Fund currently intends to achieve its investment objective by identifying the Fund’s current principal investment strategies and that it has also described the principal current risks of investing in the Fund.

GENERAL

22.	Staff Comment: We note that this Fund has very similar investment objectives, strategies, and policies as the Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. (File Nos. 333-185483, 811-22780), a closed-end fund whose initial registration statement became effective on March 25, 2013. Please explain in your response letter, how this Fund can reasonably expect to maintain a liquid portfolio — with the ability to meet redemption requests on a daily basis — when investing as much as 50% of its net assets in (a) MLPs that are taxed as partnerships for federal income tax purposes and (b) the wholly-owned Subsidiary. Is there a liquid secondary market for MLP limited partnerships or the Subsidiary’s shares? Is there a broad, liquid secondary market for MLPs that are treated as Subchapter C corporations for federal income tax purposes?

Response: The Fund respectfully submits that, as explained above, the Fund no longer currently intends to form a Subsidiary at inception and therefore only up to 25% of the Fund’s net assets are expected to be invested directly in MLPs that are treated as partnerships for federal income tax purposes. Whether or not the Fund subsequently decides to form a Subsidiary and potentially have up to 50% of its net assets in MLPs and the wholly-owned Subsidiary, the Fund respectfully maintains that there is a liquid secondary market for MLPs that are taxed as partnerships, MLP-related investments that are treated as C corporations and the securities of Related Companies and that the Fund would be able to handle daily redemption requests.

23.	Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Substantial information has been added to the Amendment to further complete the Registration Statement, including required exhibits. We understand that you may have further comments on the new portions of the Amendment, disclosures made in response to the Staff’s comments, information supplied supplementally or exhibits added in the Amendment.

24.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Dividend Policy.

Response: The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

25.	Staff Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund believes that the Amendment and this letter are responsive to the Staff’s comments.

*            *             *            *            *

We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. The Fund will file an acceleration request subsequent to this filing of the Amendment requesting acceleration of the effectiveness of the Registration Statement to December 18, 2013, or as soon thereafter as may be practicable.

Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne Tina M. Payne
Assistant Secretary

cc:	Michael Doherty

COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC

280 Park Avenue, 10th Floor

New York, New York 10017

December 4, 2013

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers MLP & Energy Opportunity Fund, Inc.

File Numbers: 333-189934; 811-22867

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC

/s/ Tina M. Payne Tina M. Payne
Assistant Secretary